Exhibit 99.4

SUMMARY OF PROPOSED TERMS

May 3, 2024

Set forth below is a summary of the principal terms and conditions (the “Nonbinding Term Sheet”) of a potential transaction (the “Transaction”) involving Venus Concept Inc. (the “Company”) and Madryn Asset Management, LP (together with its affiliates, “Madryn”). This Nonbinding Term Sheet does not purport to summarize all terms of the definitive documentation with respect to the Transaction and is for discussion purposes only. The Transaction will be subject to the completion of definitive documentation incorporating the terms set forth herein.

All defined terms in this Nonbinding Term Sheet apply only to this Nonbinding Term Sheet.

Illustrative Terms of Potential Transaction
Existing Debt / Preferred Stock

•  “Madryn Convertible Notes” means the convertible notes issued by the Company to Madryn Health Partners, L.P. (“Madryn Health”) and Madryn Health Partners (Cayman), L.P. (“Madryn Cayman” and collectively with Madryn Health, the “Madryn Funds”) on October 4, 2023. As of [_____], 2024 the Madryn Convertible Notes had an outstanding funded principal amount equal to $[__], plus accrued and unpaid interest of $[__].

•  “EW Convertible Notes” means the convertible notes issued by the Company to EW Healthcare Partners-A, L.P. (“EW-A”) and EW Healthcare Partners, L.P. (“EW” and collectively with EW-A, the “EW Funds”), which as of [_____], 2024 had an outstanding funded principal amount equal to $[__], plus accrued and unpaid interest of $[__].

•  “Main Street Term Loan” means the senior term loan initially provided to the Company by City National Bank of Florida (“CNB”) on December 8, 2020 pursuant to the Main Street Priority Loan Facility as established by the Board of Governors of the Federal Reserve System, which loan was purchased from CNB by the Madryn Funds on April 23, 2024. As of [_____], 2024, the Main Street Term Loan had an outstanding funded principal amount equal to $[__], plus accrued and unpaid interest of $[__].

•  “Madryn Bridge Loan” means the bridge loans provided or to be provided to the Company by the Madryn Funds pursuant to a Loan and Security Agreement dated as of April 23, 2024. As of [_____], 2024, the Madryn Bridge Loan had an outstanding funded principal amount equal to $[__], plus accrued and unpaid interest of $[__].

•  “Madryn Debt” means, collectively, the Madryn Convertible Notes, the Main Street Term Loan and the Madryn Bridge Loan.

•  All references to “Madryn Convertible Notes,” “EW Convertible Notes,” the “Main Street Term Loan” and the “Madryn Bridge Loan” herein shall include any accrued and unpaid interest on such amounts from and after [_____], 2024.

•  “Series X Preferred Stock” means the Series X Preferred Stock of the Company, held by the Madryn Funds.

•  “Senior Preferred Stock” means all classes of the Company’s preferred stock other than the Series X Preferred Stock, held by, among others, the EW Funds.

Transaction Overview

•  The Transaction will involve a restructuring of the Company’s capital structure on the following terms:

•  Subject to the Company’s successful consummation of the PIPE Transaction (as described below), the Madryn Funds will convert an aggregate of $[35-45] million of the Madryn Debt into shares of common stock of the Company on terms to be determined.

•  Each of (i) the outstanding EW Convertible Notes, (ii) the Senior Preferred Stock and (iii) the Series X Preferred Stock will be converted into shares of common stock of the Company.

•  Madryn will roll over the remaining principal balance of the Madryn Debt (which shall include the principal amount of any additional fundings provided by Madryn and all accrued and unpaid interest) into a New Senior Credit Facility (as described below).

•  Post-Transaction, it is anticipated that the Madryn Funds will own at least a majority of the outstanding common stock of the Company on a fully-diluted basis.

PIPE Transaction

•  Amount: $[at least 10-15] million (not including any investment by affiliates of Madryn)

•  Madryn Investment: $[3-5] million on the same terms as other investors

•  Conversion of PIPE Shares: Equity issued in connection with the PIPE Transaction will convert into common stock of the Company in connection with the Transaction

New Senior Credit Facility

•  Type: Senior secured term loan facility

•  Principal Amount: $[30-40] million

•  Guarantors: Same as existing Madryn Debt

•  Security / Priority: Same as existing Madryn Debt

•  Interest Rate: Three-Month Term SOFR (with a floor of [4% - 5%]) + 0.10 (CSA) + [6% -8%] per annum, which will be paid (i) 3M Term SOFR + 0.10 (CSA) + [3% - 5%] in cash and (ii) the balance in-kind

•  Interest-Only Period: [2 - 3] years

•  Maturity: 5 years

•  Other: Prepayments, exit fees, representations, covenants, events of default and other terms and conditions will be customary for transactions of this type

NASDAQ Listing Compliance

•  Madryn and the Company to discuss the terms of a potential conversion of a portion of the Madryn Debt into a new class of preferred equity in order for the Company to comply with requirements necessary to maintain its NASDAQ listing. In the event that Madryn Debt is converted into new preferred equity, such equity will convert into common stock of the Company in connection with the Transaction on the same terms the Madryn Debt would convert into common stock as set forth above.

Support Agreements

•  Prior to Madryn entering into definitive documentation, institutional holders will enter into support agreements which will provide that such holders will support the Transaction (the “Support Agreements”).

Conditions to Closing

•  Closing of the Transaction will be subject to certain conditions, including, but not limited to, the following:

•  Successful consummation of the PIPE Transaction

•  Consent to the Transaction of the following parties:

•  Board of Directors of the Company

•  [Committee of the Board of Directors of the Company comprised of independent directors that has obtained a fairness opinion from an independent financial advisor]

•  Madryn

•  EW

•  Holders of the Senior Preferred Stock

•  Stockholders of the Company sufficient to approve the Transaction (including approval by a majority of the independent stockholders)

•  The requisite institutional holders shall enter into the Support Agreements

Stockholders Agreement	• The Company will enter into a Stockholders Agreement providing for customary rights (e.g., registration rights, lock-up caps, etc.).
M&A Considerations	• The Company will consult with Madryn regarding any potential M&A considerations.
Management Incentive Refresh	• Immediately post-Transaction, the Board, in its sole discretion, will evaluate new and existing economic arrangements to adequately incentivize management/employees going forward.
Tax Matters	• Matters relating to the tax structure of the Transaction will be determined by Madryn in sole discretion.